UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/S/ KELVIN WING KEE LAU
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: November 2, 2009

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EXHIBIT INDEX

Exhibit 99.1 - Notice of Annual General Meeting

Exhibit 99.2 - Form of Proxy for Annual General Meeting

Exhibit 99.3 - Voting Card for American Depositary Shares

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Exhibit 99.1

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 14, 2009

NOTICE IS HEREBY GIVEN that an annual general meeting of Perfect World Co., Ltd. (the “Company”) will be held at Unit 1701, 17/F, Overseas Trust Bank Building, 160 Gloucester Road, Wan Chai, Hong Kong on November 14, 2009 at 3:00 PM (Hong Kong time), for the purposes of considering and, if thought fit, passing the following resolutions:

1. Ordinary Resolution: Amendment of Section 3.1 (a) of the amended and restated Share Incentive Plan of the Company by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.l (b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 44,645,000, or a lesser number of Shares determined by the Committee.”

2. Ordinary Resolution: Amendment of Section 5.2 (a) (ii) and (iii) of the amended and restated Share Incentive Plan of the Company by replacing it with the following paragraph: “(ii) Three months after the Participant’s termination of employment as an Employee other than for Disability or death; and (iii) One year after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Option exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.”

3. Ordinary Resolution: Ratification of the appointment of Mr. Han Zhang as an independent director of the Company;

4. Ordinary Resolution: Ratification of the appointment of Mr. Daniel Dong Yang as an independent director of the Company;

5. Ordinary Resolution: Ratification of the appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2008;

6. Ordinary Resolution: Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2009;

7. Special Resolution: Amendment of Article 1 of the amended and restated Memorandum and Articles of Association of the Company by adding the following definition : “Designated Stock Exchange” means The Nasdaq Stock Market.

8. Special Resolution: Amendment of Article 111 of the amended and restated Memorandum and Articles of Association of the Company by replacing it with the following new article: “111. Subject to applicable law and rules of the Designated Stock Exchange: (1) The Board shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Board appoints another Auditor. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company. (2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at a Board meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the Board meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor. (3) The Board may, at any Board meeting convened and held in accordance with these Articles, remove the Auditor at any time before the expiration of his term of office and shall at that meeting appoint another Auditor in his stead for the remainder of his term.”

9. Ordinary Resolution: Inclusion of financial statements of fiscal year 2008 in the Company’s 2008 annual report; and

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10. Ordinary Resolution: To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 9 as such director, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on October 30, 2009 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please note that copies of the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@pwrd.com; (2) notify the Company of your e-mail address by sending your request to ir@pwrd.com and a soft copy will be sent to your e-mail address provided; and (3) you may also view the annual report at the Company’s website at http://www.pwrd.com/.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM BY NOVEMBER 11, 2009.

By Order of the Board of Directors of Perfect World Co., Ltd.

/s/ Michael Yufeng Chi
Michael Yufeng Chi Chairman

Beijing, PRC

October 30, 2009

Executive Office: 8th Floor, Huakong Building No. 1 Shangdi East Road, Haidian District Beijing 100085, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands

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Exhibit 99.2

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 14, 2009 AND AT 1701, 17/F, OVERSEAS TRUST BANK BUILDING, 160 GLOUCESTER ROAD, WAN CHAI, HONG KONG

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Perfect World Co., Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual Meeting”) to be held at 1701, 17/F, Overseas Trust Bank Building, 160 Gloucester Road, Wan Chai, Hong Kong on November 14, 2009 at 3:00 PM (Hong Kong time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on October 30, 2009 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each share of Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. 251,957,610 Ordinary Shares were outstanding as of October 30, 2009. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about October 31, 2009.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions and Special Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China as soon as possible and in any event no later than November 11, 2009.

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PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 14, 2009 AND AT 1701, 17/F, OVERSEAS TRUST BANK BUILDING, 160 GLOUCESTER ROAD, WAN CHAI, HONG KONG

I/We,                                          of                                          , being the registered holder of                                          Class A/Class B ordinary shares (Note 1), par value US$0.0001 per share, of Perfect World Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                          of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on November 14, 2009 at 3:00 PM (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	Ordinary Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Ordinary Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Ordinary Resolution No. 3 as set out in the Notice of Annual General Meeting.
4.	Ordinary Resolution No. 4 as set out in the Notice of Annual General Meeting.
5.	Ordinary Resolution No. 5 as set out in the Notice of Annual General Meeting.
6.	Ordinary Resolution No. 6 as set out in the Notice of Annual General Meeting.
7	Special Resolution No. 7 as set out in the Notice of Annual General Meeting.
8.	Special Resolution No. 8 as set out in the Notice of Annual General Meeting.
9.	Ordinary Resolution No. 9 as set out in the Notice of Annual General Meeting.
10.	Ordinary Resolution No. 10 as set out in the Notice of Annual General Meeting.

Dated , 2009	Signature(s) (Note 4)

Notes:

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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Exhibit 99.3

Annual General Meeting of Shareholders

(Name of ADS holder)

(Number of ADSs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on November 14, 2009

AGENDA
	Affirmative	Negative	Abstained

1)      Ordinary Resolution: Amendment of Section 3.1 (a) of the amended and restated Share Incentive Plan of the Company by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.l (b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 44,645,000, or a lesser number of Shares determined by the Committee.”

2)      Ordinary Resolution: Amendment of Section 5.2 (a) (ii) and (iii) of the amended and restated Share Incentive Plan of the Company by replacing it with the following paragraph: “(ii) Three months after the Participant’s termination of employment as an Employee other than for Disability or death; and (iii) One year after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Option exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.”

3) Ordinary Resolution: Ratification of the appointment of Mr. Han Zhang as an independent director of the Company
4) Ordinary Resolution: Ratification of the appointment of Mr. Daniel Dong Yang as an independent director of the Company
5) Ordinary Resolution: Ratification of the appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2008
6) Ordinary Resolution: Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2009

7)      Special Resolution: Amendment of Article 1 of the amended and restated Memorandum and Articles of Association of the Company by adding the following definition : “Designated Stock Exchange” means The Nasdaq Stock Market.

8)      Special Resolution: Amendment of Article 111 of the amended and restated Memorandum and Articles of Association of the Company by replacing it with the following new article: “111. Subject to applicable law and rules of the Designated Stock Exchange: (1) The Board shall appoint an Auditor to audit the accounts of the Company and such Auditor shall hold office until the Board appoints another Auditor. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company. (2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at a Board meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the Board meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor. (3) The Board may, at any Board meeting convened and held in accordance with these Articles, remove the Auditor at any time before the expiration of his term of office and shall at that meeting appoint another Auditor in his stead for the remainder of his term.”

9) Ordinary Resolution: Inclusion of financial statements of fiscal year 2008 in the Company’s 2008 annual report

10)    Ordinary Resolution: To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 9 as such director, in his absolute discretion, thinks fit

(Signature)